June 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Steve Lo

Re:	Lakeside Holding Limited

Registration Statement on Form S-1

Filed June 21, 2024

File No. 333-278416

Registration Statement on Form 8-A

Filed June 21, 2024

File No. 001-42140

Dear Mr. Lo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed initial public offering of securities of Lakeside Holding Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, June 27, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We, as representative of the underwriters, also request that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the common stock of the Company, be declared effective concurrently with the S-1 Registration Statement.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

The Benchmark Company, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

cc:	Henry Liu, Lakeside Holding Limited

Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP

Yang Ge, DLA Piper UK LLP